Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental") will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events.  Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company's debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental's and UAL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The information filed herewith was first posted on UAL's employee intranet on June 17, 2010.

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United, Continental Testify on Merger
Benefits Before House Subcommittees
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Glenn Tilton and Jeff Smisek testified Wednesday before two U.S. House subcommittees about the benefits of the merger for employees, customers, shareholders and the communities both United and Continental serve.  Also testifying before the House Transportation and Infrastructure and Judiciary committees were representatives from labor unions and witnesses representing different points of view on anti-trust issues and industry competition.

Glenn and Jeff both discussed the challenges the industry faces and its chronic inability to cover its costs. They explained that the merger is one step the two companies can take toward achieving sustained profitability.

“We must create economic sustainability through the business cycle, and to that end our objective at United has been consistent—to put our company on a path to sustained profitability,” Glenn said. “Our proposed merger is a logical and essential step toward our objective of sustained profitability.”

Representatives from the IAM, AFA, and ALPA, the pilots' union for both airlines, testified.  ALPA representatives said the merger represents an opportunity for both airlines.

“United and Continental managements now stand at the threshold of what could be a great airline, one that sees sustainable profits and will also provide unmatched service to our customers,” said Captain Wendy Morse, chairman of United’s ALPA master executive council, in her written testimony to the committees.  “The proposed merger between United and Continental represents not only an opportunity for both airlines, but a possible sea-change in the economic direction and customer satisfaction for the airline industry. How this merger is handled will determine whether it is change for the better.”

Rep. James Oberstar, chairman of the Transportation and Infrastructure Committee, suggested the proposed merger would reduce competition, which he believes is counter to the intention of Congress in legislating for a deregulated market.

Others on the committee spoke in favor of the merger and entered into the record hundreds of letters of support from the communities they represent.

Rep. Frank LoBiondo, a New Jersey Republican, said the merger will strengthen both United and Continental and help reduce job losses.  ”Do we want to see our employees go by the wayside?” he asked.

William Swelbar, research engineer for the MIT International Center for Air Transportation, testified that the proposed merger would enable United and Continental to better compete both domestically and globally.

“The network carrier model of the 1980s and 1990s does not work in today’s environment,” Swelbar testified. “Consolidation is a logical step to position airlines in a highly fragmented domestic and global industry to better weather the financial challenges that have caused years of economic pain for many stakeholders and a rising tide of red ink.”

Both Glenn and Jeff will testify before the Senate Commerce, Science and Transportation Committee today.